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                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                                               FORM 4

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
                                                                                                 to Issuer (Check all applicable)
   Kotick         Robert        A.             Activision, Inc. (ATVI)                         X  Director      --- 10% Owner
__________________________________________  _____________________________________________     ---
  (Last)          (First)         (Middle)  3. IRS or Social        4. Statement for           X  Officer (give --- Other (Specify
                                               Security Number of      Month/Year             --- title below)      below)
c/o Activision, Inc.                           Reporting Person                               Chairman of the Board and Chief
3100 Ocean Park Boulevard                      (Voluntary)             July 2000              Executive Officer
                                                                    ______________________________________________________________
__________________________________________
                 (Street)                                           5. If Amendment, Date of   7. Individual or Joint/Group Filing
                                                                       Original (Month/Year)     (Check Applicable Line)
Santa Monica    California      90405
                                                                                               X  Form Filed by One Reporting Person
__________________________________________                                                    ---
(City)          (State)          (Zip)                                                        --- Form Filed by More Than One
                                                                                                  Reporting Person


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                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                          3. Trans-    4.  Securities Acquired (A)      Securities
                              2. Trans-      action        or Disposed of (D)           Beneficially  6. Ownership
                                 action      Code          (Instr. 3, 4 and 5)          Owned at         Form:         7. Nature of
                                 Date        (Instr.   ---------------------------      End of           Direct(D)        Indirect
                                (Month/        8)                  (A)                  Month               or            Beneficial
1.  Title of Security            Day/                   Amount      or     Price        (Instr.          Indirect(I)      Ownership
    (Instr.3)                    Year)                             (D)                  3 and 4)         (Instr. 4)      (Instr. 4)
----------------------------- ---------   ----------   --------    ---    --------   ------------     -------------    ------------

Common Stock, par value
 $.000001 per share                                                                  899,811                D
                                                                                      86,981                I                (1)


* If this form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                      (Print or Type Responses)
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                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V        (A)        (D)        able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------
Employee Stock Options                    $10.50       7/6/00     G                            100,000    3/23/00       3/23/09
Employee Stock Options                    $10.50       7/6/00     G                100,000                3/23/00       3/23/09

                                                                          9. Number of    10. Ownership
                                                                             Derivative       Form of
                                                                             Securities       Derivative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                        ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       of Month         (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Employee Stock Options    Common Stock           100,000
Employee Stock Options    Common Stock           100,000                      2,276,602         D
                                                                                110,689         I               By Trust (2)


Explanation of Responses:

(1)  Includes 49,500 shares held in an irrevocable trust for the benefit of the reporting person's minor children.  Mr. Kotick does not exercise or share investment control over such shares.  Also includes 37,481 shares held by Delmonte Investments LLC, of which the reporting person is a member.  Mr. Kotick disclaims beneficial ownership of all such shares, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such shares for purposes of Section 16 or for any other purpose.
(2)  Represents 110,689 options transferred by the reporting person to an irrevocable trust for the benefit of reporting person's minor children.  The reporting person disclaims beneficial ownership of all such options and the shares of common stock underlying such options, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such options or the shares of Common Stock underlying such options for purposes of Section 16 or for any other purpose.

                                                                                /s/ Robert A. Kotick               08/08/00
**Intentional misstatements or omissions of facts constitute                    -------------------------------   -----------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person      Date
  15 U.S.C. 78ff(a).                                                                 Robert A. Kotick


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



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